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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 4)


                              THERATX, INCORPORATED
                            (Name of Subject Company)


                                  VENCOR, INC.
                             PEACH ACQUISITION CORP.
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    883384109
                      (CUSIP Number of Class of Securities)


                                  Jill L. Force
                             Senior Vice President,
                          Secretary and General Counsel
                                  Vencor, Inc.
                              3300 Providian Center
                             400 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 596-7300


          (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidders)


                                    Copy to:

                             Joseph B. Frumkin, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                (212) 558-4000


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         This Amendment No. 4 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc. ("Vencor"), and Peach Acquisition Corp. (the "Purchaser") on February 14, 1997, as amended by Amendment No. 1 to such Schedule, dated February 24, 1997, Amendment No. 2 to such Schedule, dated March 3, 1997 and Amendment No. 3 to such Schedule, dated March 10, 1997 (as amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.001 per share (the "Shares"), of TheraTx, Incorporated (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto.


Item 10. Additional Information.

         The Expiration Date of the Offer which was scheduled for 12:00 Midnight, New York City time, on Friday, March 14, 1997 has been extended to 12:00 Noon, New York City time, on Tuesday March 18, 1997, unless the Offer is extended.

         In addition, on March 17, 1997, Vencor issued a press release which announced the extension of the Expiration Date. A copy of the press release issued by Vencor on March 17, 1997, is filed herewith as Exhibit (a)(9) and is incorporated by reference herein.


Item 11. Material to be filed as Exhibits.

         (a)(9) Press release issued by Vencor, Inc., dated March 17, 1997.






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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:   March 17, 1997


                                    VENCOR, INC.

                                    By:/s/ W. Bruce Lunsford
                                       Name:  W. Bruce Lunsford
                                       Title: Chairman of the Board, President
                                              and Chief Executive Officer


                                    PEACH ACQUISITION CORP.

                                    By:/s/ W. Bruce Lunsford
                                       Name:  W. Bruce Lunsford
                                       Title: Chairman of the Board, President
                                              and Chief Executive Officer